High River Limited Partnership

                           c/o Icahn Associates Corp.
                              114 West 47th Street
                               New York, NY 10036
                                                              September 29, 1995

To the holders of units of limited partnership interests in the
Partnerships: <F1>

Dear Limited Partner:

     As you know, High River Limited Partnership, a Delaware limited partnership (the "Purchaser") has commenced tender offers (the "Tender Offers") to purchase units of limited partnership interest ("Units") in the Partnerships from holders of Units (each, a "Limited Partner") upon the terms and subject to the conditions set forth in the Offers to Purchase dated August 3, 1995, as amended and supplemented from time to time (the "Offers to Purchase"), and the related Assignments of Partnership Interest and Confirmation Letters (collectively with the Offers to Purchase, the "Offers"). This letter is being sent to you by the Purchaser to inform you of certain recent events relating to the Offers and to clarify the procedures for tendering your Units to the Purchaser.

     Unless otherwise defined herein, capitalized terms used herein shall have the meanings attributed to them in the Offers to Purchase.

Prior Events Relating to the Offer

     On September 28, 1995, the Purchaser announced the extension of the Expiration Dates of the Offers to 12:00 midnight, New York City time, on October 6, 1995. The Purchaser and McNeil Partners, L.P., the general partner of each of the Partnerships ("McNeil Partners"), had been engaged in settlement discussions which, among other things, related to: (i) settlement of litigation with respect to the Tender Offers for the Partnerships; and (ii) the acquisition of substantially all of the interest in the Partnerships' general partner and the property manager of the Partnerships by affiliates of Carl C. Icahn. Those discussions broke off. Further, neither McNeil Partners, nor its affiliates, has commenced a tender offer for the Partnerships, despite various statements by McNeil Partners suggesting that they might do so. In light of this state of affairs, the Purchaser determined that the extension of the Expiration Dates of the Tender Offers will be the final extension.

     Limited Partners may wish to consider that: (i) there is no active trading market for the Units; (ii) the Purchaser's Offer provides liquidity for Limited Partners who would like to sell their Units; and (iii) the Purchaser's Offer is currently the only Offer for the Units. Limited Partners are urged to review the Offers to Purchase in their entirety in determining whether to tender their Units.

Procedures for Tender of Units

     In order to complete the tender of your Units to the Purchaser, you must deliver to the Depositary for the Offer, IBJ Schroder Bank & Trust Company, at its address set forth on the back cover of the Offers to Purchase, the following: (i) a properly completed and duly executed Assignment of Partnership Interest, any other documents required by the Assignment of Partnership Interest (or facsimiles thereof) and the associated Certificates; and (ii) a properly completed and duly executed Confirmation Letter (or a facsimile thereof).

     If you have any questions or need assistance in tendering your Units, please call the Information Agent for the Offers, D.F. King & Co., Inc., at
(212) 269-5550 (Collect) or at (800) 628-8538 (Toll Free).


                                                  HIGH RIVER LIMITED PARTNERSHIP

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<F1> McNeil Pacific Investors Fund 1972; McNeil Real Estate Fund V, Ltd.; McNeil
     Real Estate Fund IX, Ltd.; McNeil Real Estate Fund X, Ltd.; McNeil Real Estate Fund XI, Ltd.; McNeil Real Estate Fund XIV, Ltd.; McNeil Real Estate Fund XV, Ltd.; McNeil Real Estate Fund XX, L.P.; McNeil Real Estate Fund XXIV, L.P.; and McNeil Real Estate Fund XXV, L.P.; each a California limited partnership, are each referred to individually as a "Partnership" and collectively as the "Partnerships".